UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-15903

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARBO Ceramics Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARBO Ceramics Inc.

Energy Center II

575 N. Dairy Ashford Rd.

Suite 300

Houston, TX 77079

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

CARBO Ceramics Inc. Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2012 was audited by other auditors. Their report, dated June 27, 2013, expressed an unmodified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2013 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2013, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Postlewaite & Netterville, APAC

Lafayette, Louisiana

June 25, 2014

Report of Independent Registered Public Accounting Firm

The Plan Administrator

CARBO Ceramics Inc.

We have audited the accompanying statement of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New Orleans, Louisiana

June 27, 2013

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Investments – at fair value
Mutual funds	$50,458,439	$39,472,590
CARBO Ceramics Inc. common stock	3,074,745	2,004,211
Guaranteed income fund	12,327,489	11,009,189

Total investments	65,860,673	52,485,990

Receivables
Participant contributions	78,408	122,546
Employer match contributions	115,326	192,605
Profit-sharing contributions	2,300,000	2,100,000
Notes receivable from participants	2,068,609	1,751,500

Total receivables	4,562,343	4,166,651

Total assets	70,423,016	56,652,641

Net assets available for benefits	$70,423,016	$56,652,641

See accompanying notes.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,668,655
Interest and dividends	898,768

Total investment income	10,567,423

Interest income:
Interest on notes receivable from participants	78,563

Contributions to the Plan:
Participants	4,405,078
Employer match	1,488,757
Employer profit-sharing contribution	2,300,000
Rollovers	725,206

Total contributions	8,919,041

Total additions	19,565,027

Deductions from net assets attributed to:
Distributions and withdrawals	5,753,834
Administrative fees	40,818

Total deductions	5,794,652

Net increase	13,770,375

Net assets available for benefits:
Beginning of year	56,652,641

End of year	$70,423,016

See accompanying notes.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General

The Plan is a contributory defined contribution plan covering substantially all employees of the Company and its domestic subsidiaries, StrataGen, Inc., and Falcon Technologies and Services, Inc. The Plan is administered by a committee that has been appointed by the Compensation Committee of the Board of Directors of the Company. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. Effective August 1, 2012, the Plan entry date has changed from the first day of the each month of the year to immediate entry upon employment.

Contributions

Participants may contribute from 2% to 75% of their annual compensation, as defined in the Plan agreement. Effective May 1, 2013, the Company automatically withholds 6% from a participant’s compensation as a salary reduction deferral unless the participant elects a greater or lower percentage (including zero) through a salary reduction agreement. Also effective May 1, 2013, the Plan has a contribution accelerated feature that automatically increases contributions by 1% each year on May 1, up to a maximum of 10% for participants who have elected to defer or who are automatically enrolled into the Plan. The participants have the option to opt out of this accelerated feature. Prior to May 1, 2013, the Company withheld 3% from a participant’s compensation as a salary reduction deferral unless the participant elected a greater or lower percentage (including zero) through a salary reduction agreement.

In addition, participants age 50 and over have the option to contribute up to an additional $5,500 in pretax contributions through the Plan’s catch-up contribution provisions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive a discretionary profit-sharing contribution upon the completion of one year of service, which means 1,000 hours of service in a plan year, and must be employed on December 31. Allocations of discretionary profit-sharing contributions are made pro rata based on compensation to eligible participants. During 2013, the Company made discretionary profit-sharing contributions totaling $2,300,000. All contributions made to the Plan are participant-directed into various investment options offered by the Plan and are subject to certain limitations under the Internal Revenue Code (the Code).

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching and/or profit-sharing contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings and losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Plan administrative expenses are paid by either the Company or the Plan, as provided in the Plan agreement.

Vesting

Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit-sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 50% vested in employer contributions and is 100% vested after two years of service. On the occurrence of death, retirement, disability, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Participant Loans

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan agreement. Loan terms range from one to five years or up to a maximum of ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through monthly payroll deductions.

Effective January 1, 2011, the Plan was amended so that no loan may be made to a participant sooner than 30 days after the outstanding loan balance of the prior loan has been repaid.

Distributions to Participants

Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment, or if eligible, in the form of an individual retirement account (IRA) rollover. Participants also are allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his or her account in the event of financial hardship, as defined in the Plan agreement.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of Plan (continued)

Forfeitures

Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and Plan expenses. Effective January 1, 2012, prior to allocating participant forfeitures to pay Plan expenses, the Plan Administrator may use assets of the Plan held under any “Expense Reimbursement Account” to pay outstanding expenses as they occur. Unallocated forfeiture balances as of December 31, 2013 and 2012 were approximately $17,000 and $103,000, respectively, and forfeitures used to reduce Company contributions and pay Plan expenses for 2013 were approximately $114,000.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation

Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds are invested in mutual funds, CARBO Ceramics Inc. common stock, and a guaranteed income fund (GIF). Investments are stated at fair value. Fair value is the price that could be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Common stock is valued at the quoted market price on the last business day of the Plan year. See Note 3 for discussion of fair value measurements.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

Investment Valuation (continued)

The GIF invests in the Prudential Retirement Insurance and Annuity Company’s general accounts under a group annuity contract. The GIF is fully benefit-responsive and should be reported at fair value in the Plan’s statement of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value. Due to the nature of the GIF, fair value approximates contract value. The investment in the GIF has no maturity date. Although not invoked in 2013 or 2012, and as explained further in Note 5, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes that a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. Contract value is the relevant measurement attributable to fully benefit responsive-investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the GIF represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Transactions

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Payment of Benefits

Benefits are recorded when paid.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	Fair Value Measurements (continued)

The following table set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$29,384,083	$—	$—	$29,384,083
International equity funds	11,732,530	—	—	11,732,530
Fixed income funds	5,274,167	—	—	5,274,167
Asset allocation	3,824,941	—	—	3,824,941
Other	242,718	—	—	242,718
Common stocks	3,074,745	—	—	3,074,745
Guaranteed income fund	—	—	12,327,489	12,327,489

Total assets at fair value	$53,533,184	$—	$12,327,489	$65,860,673

The following table set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$20,642,697	$—	$—	$20,642,697
International equity funds	10,390,899	—	—	10,390,899
Fixed income funds	4,693,082	—	—	4,693,082
Asset allocation	3,457,149	—	—	3,457,149
Other	288,763	—	—	288,763
Common stocks	2,004,211	—	—	2,004,211
Guaranteed income fund	—	—	11,009,189	11,009,189

Total assets at fair value	$41,476,801	$—	$11,009,189	$52,485,990

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	Fair Value Measurements (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment asset, the Guaranteed Income Fund, for the year ended December 31, 2013.

Balance, beginning of year	$11,009,189
Transfers into Level 3	—
Transfers out of Level 3	—
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases	3,812,265
Sales	(2,493,965)
Issuances and settlements (net)	—

Balance, end of year	$12,327,489

The following table presents information about significant unobservable inputs used in Level 3 fair value measurements:

Instrument	Fair Value	Principle Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Guaranteed Income Fund	$12,327,489	Fair Value = Contract Value	Earnings at guaranteed crediting rate	Gross guaranteed crediting rate must be greater than or equal to the contractual minimum crediting rate

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	Investments

The Plan allows participants to invest a portion of their retirement savings in common stock of the Company. Participants can invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company common stock can be performed at any time, subject to insider trading rules established by the Company, and cannot result in more than 20% of their total account balance invested in Company common stock.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Prudential, the trustee of the Plan, is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Plan’s Investment Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows:

	December 31
	2013	2012
Prudential:
Guaranteed Income Fund	$12,327,489	$11,009,189
Mutual funds:
Allianz NFJ Dividend Value Admin	5,552,891	4,352,912
American Funds Europacific Growth R5	7,044,093	7,589,679
Franklin Growth Adv	6,883,725	5,296,630
Goldman Sachs Mid Cap Value A	(a)	3,217,945
Oakmark Equity & Income I	3,824,941	3,457,149
PIMCO Total Return Bond Fund Admin	(a)	3,712,687

(a)	Investment is less than 5%

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$8,634,231
Common stock	1,034,424

Total	$9,668,655

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	Contract With Insurance Companies

The Plan has entered into a group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

The average yield earned by the Plan was 2.00% for the year ended December 31, 2013, and 2.35% for the year ended December 31, 2012. The average yield earned by the Plan, adjusted to reflect the actual interest rate credited to participants, was 2.00% for the year ended December 31, 2013, and 2.35% for the year ended December 31, 2012. These rates are the same because all interest credited to the Plan is credited to the participants. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semiannual basis for resetting.

When establishing interest crediting rates, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

Events that may limit the ability of the Plan to transact at contract value with the issuer are as follows: premature termination of the contract by the Plan, plant closures, Company layoffs, Plan termination, bankruptcy, and Company mergers. In the case of these events, Prudential reserves the right to settle within 90 days or over time as specified in the group annuity contract. The Company has made no such plans for the near future.

The contract includes a pool transfer limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2013 or 2012.

6.	Allocated Amounts

At December 31, 2013, there were no amounts allocable to participants who had elected to withdraw from the Plan.

7.	Related-Party Transactions

Certain investments are managed by Prudential, the trustee of the Plan. Certain Plan assets are also invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules under ERISA. During 2013, the Plan received $30,761 in common stock dividends from the Company.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

8.	Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2013, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Supplemental Schedule

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

EIN: 72-1100013 PN: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
* Prudential Financial, Inc.:

Guaranteed Income Fund	274,314 units	$12,327,489

Allianz NFJ Dividend Value Admin	345,544 units	5,552,891

Allianz NFJ Small Cap Value Admin	58,574 units	1,938,201

American Funds Europacific Growth R5	143,816 units	7,044,093

American Funds Fundamental Investors R5	19,917 units	1,035,506

Columbia Acorn Z	72,433 units	2,703,216

Franklin Growth Adv	105,433 units	6,883,725

Goldman Sachs Mid Cap Value IR	71,239 units	3,102,476

Invesco Global Real Estate Y	17,354 units	203,393

Loomis Sayles Bond Instl	32,884 units	498,514

Oakmark Equity & Income I	117,150 units	3,824,941

Oppenheimer Developing Markets Y	65,320 units	2,453,427

Oppenheimer International Small Co. Y	62,898 units	2,031,617

PIMCO All Assets Admin	200,607 units	2,427,349

PIMCO Real Return Bond Admin	4,039 units	44,310

PIMCO Total Return Bond Fund Admin	327,868 units	3,504,909

Principal MidCap S&P 400 Index R5	55,680 units	1,069,060

Principal Small Cap S&P 600 Index R5	24,217 units	612,934

* Prudential Jennison Natural Resources Z	4,741 units	242,718

* Prudential Jennison Small Company Z	87,832 units	2,522,542

* Prudential Stock Index Z	37,652 units	1,536,183

Templeton Global Bond Adv	93,692 units	1,226,434

* CARBO Ceramics Inc. common stock	26,386 units	3,074,745

* Participant loans	Maturities to 2023, at interest ranging from 4.25% to 7.75%	2,068,609

Total		$67,929,282

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
DATE: June 25, 2014
Plan Administrator

	By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

Index to Exhibit

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm